Exhibit 15

Notice to ASX
Rio Tinto plc annual general meeting
10 April 2019
The addresses and accompanying presentation given by the chairman and the chief executive at the Rio Tinto plc annual general meeting being held today at 11.00am at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, are available at riotinto.com/agm2019

Contacts
media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom Illtud Harri M +44 7920 503 600	Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913

David Outhwaite T +44 20 7781 1623 M +44 7787 597 493	Matt Chambers T +61 (0) 3 9283 3087 M +61 433 525 739

Media Relations, Americas Matthew Klar T +1 514 608 4429	Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412

Media Relations, Asia Grant Donald T +65 6679 9290 M +65 9722 6028

Investor Relations, United Kingdom John Smelt T +44 20 7781 1654 M +44 7879 642 675	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462

David Ovington T +44 20 7781 2051 M +44 7920 010 978	Rachel Storrs T +61 3 9283 3628 M +61 417 401 018

Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia

T +44 20 7781 2000 Registered in England No. 719885	T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404